U.S. SECURITIES AND EXCHANGE COMMISSION

		       WASHINGTON, D.C.  20549

			    FORM 12b-25

		     NOTIFICATION OF LATE FILING

			    (Check One):



[ ] Form 10-K and Form 10-KSB   [ ]  Form 20-F   [ ]  Form 11-K

[X] Form 10-Q and Form 10-QSB   [ ] Form N-SAR





	For Period Ended: July 2, 1995

	[ ]  Transition Report on Form 10-K

	[ ]  Transition Report on Form 20-F

	[ ]  Transition Report on Form 11-K

	[ ]  Transition Report on Form 10-Q

	[ ]  Transition Report on Form N-SAR

For the Transition Period Ended:_________________________________

_________________________________________________________________

		Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

_________________________________________________________________

  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_________________________________________________________

_________________________________________________________________

	PART I -- REGISTRANT INFORMATION
_________________________________________________________________



	Full Name of Registrant:  CHAMPION PARTS, INC.

	Address of Principal Executive Office (Street and Number)

		2525 W. 22nd Street

		Oak Brook, IL    60521

		City, State and Zip Code

_________________________________________________________________

	PART II -- RULES 12b-25 (b) AND (c)
_________________________________________________________________


	_X_ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	_X_ (b) The subject quarterly report on Form 10-Q, will be filed on or before the fifth calendar day following the prescribed due date;

	___ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

_________________________________________________________________

_________________________________________________________________

PART III -- NARRATIVE
_________________________________________________________________

In June 1995 the Registrant announced that its Board of Directors had adopted a plan to exit the manufacture and sale of automotive electrical (alternators and starters) and mechanical (clutches and water pumps) products to traditional market customers in the eastern United States. Subsequent to this announcement, the Registrant was told by its largest customer and another major customer that they intended to obtain electrical, mechanical and carburetor products from other sources. As a result of these decisions, the Registrant is taking steps to significantly downsize its operations to reflect an estimated 65% reduction in sales from 1994 levels. The Registrant is evaluating options with respect to its west coast operation.

In June 1995 the Registrant had also announced that it continued to be in default of its bank credit facility. On August 7, 1995, the Registrant announced that it had reached an agreement with its banks to amend and extend the credit facility to January 1996. The amendment provided, among other things, that the Registrant would initially be able to borrow additional amounts under the credit facility followed by a declining facility commensurate with the company's planned downsizing. The Registrant provided the banks with additional real estate as collateral for the additional borrowings.

The Registrant is analyzing the impact of the recent decision to downsize operations and the extension to the bank credit agreement. Both of these items will have a pervasive impact on the Registrant's financial statements and MD&A. The Registrant requires the additional five days following the prescribed due date for the 1995 second quarter 10-Q to complete financial statement and disclosure requirements to reflect these significant items.
_________________________________________________________________

_________________________________________________________________

PART IV -- OTHER INFORMATION
_________________________________________________________________



	(1) Name and telephone number of person to contact in regard to this notification

	Mark Smetana                       (708)            573-6264

	  (Name)                        (Area Code)     (Telephone Number)


	(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

		[X]  Yes     [  ]  No


	(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

		[X]  Yes     [  ]  No


	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	See Attached Press Release dated August 7, 1995.

CHAMPION PARTS, INC.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:   August 15, 1995

By:     /s/ Mark Smetana
	    Mark Smetana
	    Vice President Finance & Secretary


_________________________________________________________________


ATTENTION



	Intentional misstatements or omissions of fact constitute
Federal Criminal Violations (See 18 U.S.C.1001).

_________________________________________________________________

_________________________________________________________________

    PRESS RELEASE
_________________________________________________________________


Champion Parts, Inc.
2525 22nd Street, Oak Brook, IL   60521

Contact:        Thomas W. Blashill
Phone:          708-573-6600
FAX:            708-574-3128



FOR IMMEDIATE RELEASE


CHAMPION PARTS, INC. ANNOUNCES BANK AGREEMENT EXTENSION

OAK BROOK, IL, August 7, 1995 -- Champion Parts, Inc. (NASDAQ:CREB) announced today that it has received an extension of its bank agreement through January 8, 1996. The extension, which supports the company's recently announced restructuring plan, initially provides additional financing for working capital and general business needs followed by a declining facility commensurate with the company's plan to downsize its operation. In exchange for the additional financing the company pledged a portion of its real estate as collateral. "Our banks have displayed their support of the company's plan to refocus the business through the extension of the credit agreement," said Thomas W. Blashill, executive vice president. "This is an important step in our restructuring plan."

	The company stated that it would continue to concentrate on its restructuring plan, which calls for a significant downsizing of the business through focusing on fewer products and market segments. As previously disclosed, the company is exiting the manufacture and supply of automotive electrical (starters and alternators) and mechanical (water pumps and clutches) product lines to the traditional wholesale and retail markets. The company has recently completed its exit of these products and segments in the eastern United States and is currently attempting to divest its Fresno, California facility, which manufactures and distributes these products to the western
United States. The company plans to continue to manufacture and supply carburetors and constant velocity joint assemblies for all market segments and maintain all aspects of its relationships with its original equipment manufacturer aftermarket customers. The company expects to reduce net sales by approximately 65% from its 1994 level of $95 million. The plan calls for a reduction in working capital, primarily inventory and accounts receivable, commensurate with the reduction in sales.

	Through this process it is exiting or narrowing several customer relationships. The company is in the process of collecting accounts receivable balances from these customers. The proceeds ultimately realized may be impacted should any of these customers desire to return product as settlement towards amounts due.

	The company recently informed its largest customer that as part of the downsizing it would no longer supply automotive electrical and mechanical. This customer subsequently made a decision to discontinue the purchase of all other products, including carburetors. Also, the company was recently informed by another major customer that it was discontinuing its purchase of carburetors. The company is currently in discussions with other customers to replace the loss of this carburetor business, which is approximately $9 million in net sales.

	The company expects to record a charge in the second quarter of 1995 to reflect the impact of the downsizing.

	The company also announced that Donald G. Santucci has resigned as president and chief executive officer and as a director. Mr.
Santucci, who had been on a medical leave of absence, will be available as a consultant to the company. Calvin A. Campbell, Jr. also recently resigned as a director.